Exhibit 99.1

Financial News

CIBC ANNOUNCES FIRST QUARTER 2020 RESULTS

Toronto, ON – February 26, 2020 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2020.

First quarter highlights

	Q1/20	Q1/19	Q4/19	YoY Variance	QoQ Variance

Reported Net Income	$1,212 million	$1,182 million	$1,193 million	+3%	+2%

Adjusted Net Income (1)	$1,483 million	$1,363 million	$1,309 million	+9%	+13%

Reported Diluted Earnings Per Share (EPS)	$2.63	$2.60	$2.58	+1%	+2%

Adjusted Diluted EPS (1)	$3.24	$3.01	$2.84	+8%	+14%

Reported Return on Common Shareholders’ Equity (ROE)	13.1%	13.8%	12.9%

Adjusted ROE (1)	16.1%	16.0%	14.2%

Common Equity Tier 1 Ratio	11.3%	11.2%	11.6%

“We delivered a strong first quarter in 2020 as we executed on our client-focused strategy and continued to diversify our earnings growth,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “We are transforming our bank by leveraging our client-focused culture, optimizing our cost base, and strategically reinvesting our capital to deliver value to our shareholders, clients, employees and communities.”

Results for the first quarter of 2020 were affected by the following items of note aggregating to a negative impact of $0.61 per share:

•	$339 million ($250 million after-tax) restructuring charge primarily relating to employee severance; and
•	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 11.3% at January 31, 2020 compared with 11.6% at the end of the prior quarter. CIBC’s leverage ratio at January 31, 2020 was 4.3%.

CIBC announced an increase in its quarterly common share dividend from $1.44 per share to $1.46 per share for the quarter ending April 30, 2020.

Core business performance(2)

Canadian Personal and Small Business Banking reported net income of $617 million for the first quarter, up $155 million or 34% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $619 million, down $12 million or 2% from the first quarter a year ago, as higher revenue driven by wider margins and volume growth was more than offset by higher spending on strategic initiatives.

Canadian Commercial Banking and Wealth Management reported net income of $336 million for the first quarter, up $23 million or 7% from the first quarter a year ago. Higher revenue of $71 million or 7% was driven by higher assets under management and commission revenue in wealth management, and volume growth and higher fees in commercial banking, partially offset by narrower margins. This was offset by higher performance-based compensation and spending on strategic initiatives.

U.S. Commercial Banking and Wealth Management reported net income of $169 million for the first quarter, up $1 million or 1% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $185 million, up $11 million or 6% from the first quarter a year ago, as higher revenue was partially offset by higher expenses. Revenue was up in commercial banking and wealth management primarily due to volume growth, higher fees and higher assets under management, partially offset by narrower margins. Higher expenses were primarily driven by increased spending on strategic initiatives.

Capital Markets reported net income of $335 million for the first quarter, up $129 million or 63% from the first quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses driven by performance-based compensation. Revenue growth was broad-based across our trading, financing, underwriting and lending businesses.

Credit quality

Provision for credit losses was $261 million, down $77 million or 23% from the first quarter a year ago, with lower provisions for credit losses on both performing loans and impaired loans.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)

Certain prior period information has been revised due to enhancements made to our transfer pricing methodology. See the “External reporting changes” section of our Report to Shareholders for the first quarter of 2020 for additional details.

CIBC First Quarter 2020 News Release	1

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 13 of the 2019 Annual Report, as updated per the “Non-GAAP measures” section of our Report to Shareholders for the first quarter of 2020 to reflect changes that we made in the first quarter of 2020 (see the “External reporting changes” section of our Report to Shareholders for the first quarter of 2020 for additional details regarding these changes).

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

$ millions, as at or for the three months ended	2020 Jan. 31	2019 Oct. 31	2019 Jan. 31

Operating results – reported

Total revenue	$4,855	$4,772	$4,565

Provision for credit losses	261	402	338

Non-interest expenses	3,065	2,838	2,760

Income before income taxes	1,529	1,532	1,467

Income taxes	317	339	285

Net income	1,212	1,193	1,182

Net income attributable to non-controlling interests	7	8	4

Net income attributable to equity shareholders	1,205	1,185	1,178

Diluted EPS ($)	$2.63	$2.58	$2.60

Impact of items of note (1)

Revenue

Settlement of certain income tax matters (2)	$-	$(67)	$-

Purchase accounting adjustments (3)	-	(7)	(13)

Impact of items of note on revenue	-	(74)	(13)

Expenses

Amortization of acquisition-related intangible assets (4)	(27)	(28)	(27)

Transaction and integration-related costs as well as purchase accounting adjustments (5)	-	9	(5)

Restructuring charge (6)	(339)	-	-

Goodwill impairment (7)	-	(135)	-

Increase in legal provisions (2)	-	(28)	-

Charge for payment made to Air Canada (8)	-	-	(227)

Impact of items of note on expenses	(366)	(182)	(259)

Total pre-tax impact of items of note on net income	366	108	246

Settlement of certain income tax matters (2)	-	(18)	-

Transaction and integration-related costs and purchase accounting adjustments (3)(5)	-	(5)	(1)

Amortization of acquisition-related intangible assets (4)	6	8	6

Restructuring charge (6)	89	-	-

Increase in legal provisions (2)	-	7	-

Charge for payment made to Air Canada (8)	-	-	60

Impact of items of note on income taxes	95	(8)	65

Total after-tax impact of items of note on net income	271	116	181

Impact of items of note on diluted EPS	$0.61	$0.26	$0.41

Operating results – adjusted (9)

Total revenue (10)	$4,855	$4,698	$4,552

Provision for credit losses	261	402	338

Non-interest expenses	2,699	2,656	2,501

Income before income taxes	1,895	1,640	1,713

Income taxes	412	331	350

Net income	1,483	1,309	1,363

Net income attributable to non-controlling interests	7	8	4

Net income attributable to equity shareholders	1,476	1,301	1,359

Adjusted diluted EPS ($)	$3.24	$2.84	$3.01
(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)	Recognized in Corporate and Other.
(3)

Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(4)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Small Business Banking (pre-tax)	$(2)	$(3)	$(2)
Canadian Personal and Small Business Banking (after-tax)	(2)	(2)	(2)
Canadian Commercial Banking and Wealth Management (pre-tax)	-	(1)	-
Canadian Commercial Banking and Wealth Management (after-tax)	-	(1)	-
U.S. Commercial Banking and Wealth Management (pre-tax)	(22)	(22)	(22)
U.S. Commercial Banking and Wealth Management (after-tax)	(16)	(16)	(16)
Corporate and Other (pre-tax)	(3)	(2)	(3)
Corporate and Other (after-tax)	(3)	(1)	(3)

(5)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(6)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(7)	Goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(8)

Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Small Business Banking.

(9)	Adjusted to exclude the impact of items of note.
(10)	Excludes TEB adjustments of $49 million (October 31, 2019: $48 million; January 31, 2019: $41 million). Our adjusted efficiency ratio is calculated on a TEB.

2	CIBC First Quarter 2020 News Release

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2020	Reported net income (loss)	$617	$336	$169	$335	$(245)	$1,212

Jan. 31	After-tax impact of items of note (1)	2	-	16	-	253	271

	Adjusted net income (loss) (2)	$619	$336	$185	$335	$8	$1,483

2019	Reported net income (loss)	$601	$305	$179	$230	$(122)	$1,193

Oct. 31 (3)	After-tax impact of items of note (1)	2	1	11	-	102	116

	Adjusted net income (loss) (2)	$603	$306	$190	$230	$(20)	$1,309

2019	Reported net income (loss)	$462	$313	$168	$206	$33	$1,182

Jan. 31 (3)	After-tax impact of items of note (1)	169	-	6	-	6	181

	Adjusted net income (loss) (2)	$631	$313	$174	$206	$39	$1,363
(1)	Reflects impact of items of note above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our Report to Shareholders for the first quarter of 2020 for additional details.

Making a difference in our Communities

At CIBC, we invest our time and resources to remove barriers to personal ambitions and demonstrate that when we come together, positive change happens that helps our communities and businesses thrive. This quarter we further strengthened our communities through:

•	$11 million raised and 113,000 hours volunteered in calendar 2019 for charities in Canada and the U.S., demonstrating the giving spirit of our team through our One for Change program;
•	$6 million raised for children’s charities globally during the 35th anniversary of CIBC Miracle Day; and
•	Our continued commitment to persons with disabilities by announcing our participation in two key initiatives:
•	The Valuable 500 – CIBC is the first Canadian bank to join the international campaign dedicated to unlocking the business, social and economic value of people living with disabilities.
•

#DearEverybody, a national movement led by Holland Bloorview – CIBC’s commitment will give more visibility to the 22% of Canadians that identify as living with a disability by ensuring that they are represented in the casting decisions for our marketing and advertising campaigns.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2019 Annual Report under the heading “Economic and market environment – Outlook for calendar year 2020” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2020 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2020” section of our 2019 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil

CIBC First Quarter 2020 News Release	3

price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 40 of our 2019 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-406-0743, or toll-free 1-800-898-3989, passcode 1028175#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2020 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 1705729#) and French (514-861-2272 or 1-800-408-3053, passcode 5205284#) until 11:59 p.m. (ET) March 26, 2020. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

4	CIBC First Quarter 2020 News Release